EMR technology solutions, inc.

90 WASHINGTON VALLEY ROAD

BEDMINSTER, NJ 07921

December 15, 2016

Barbara C. Jacobs

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EMR Technology Solutions, Inc.
Form 10-12G
Filed November 14, 2016
File No. 000-55715

Dear Ms. Jacobs:

By letter dated December 7, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided EMR Technology Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-12G filed on November 14, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

Response: We have noted this comment and are aware that the Form 10 automatically goes effective in 60 days after the original filing date. We are aware that if the Staff’s comments are not addressed within this 60-day time period, we may consider withdrawing the Form 10 prior to effectiveness and may re-file a new Form 10 that includes changes responsive to the Staff’s comments.

2.	Please revise to provide pro forma financial statements to reflect the acquisitions of First Medical Solutions, Inc. and EMRgence. See Rule 8-05 of Regulation S-X. Please ensure that your pro forma financial statements include all necessary adjustments including, but not limited to, those for additional amortization of intangible assets and interest expense.

Response: We have revised to provide pro forma financial statements to reflect the acquisitions of First Medical Solutions, Inc. and EMRgence. We have ensured that our pro forma financial statements include all necessary adjustments including, but not limited to, those for additional amortization of intangible assets and interest expense.

Item 1. Business, page 1

3.	Please revise this section to discuss each of the items listed under Item 101(h)(4) of Regulation S-K to the extent applicable. For example, discuss your principal products or services and their markets. As another example, you discuss continuing developing your patent portfolio in risk factors but you do not provide any information on your intellectual property in Business. Please revise.

Response: We have revised this section to discuss each of the items under Item 101(h)(4) of Regulation S-K to the extent applicable. We have removed this reference in our risk factors as we do not have any patents.

Item 2. Financial Information

Results of Operations, page 12

4.	We note that Professional Fees amounted to $1,660,275 compared to $0 last year. Because the Professional Fees amount to a significant proportion of the Company’s Results of Operations, please revise to more thoroughly discuss this line item and provide a more complete narrative regarding the services provided. Refer to Item 303(a)(3)(i)(iii) of Regulation S-K.

Response: We have revised to more thoroughly discuss the increase of professional fees and have provided a more complete narrative regarding the services provided.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 20

5.	We note that you did not have any related party transactions that involved an amount in excess of $120,000. Item 404(d) of Regulation S-K also requires disclosure where the amount involved exceeded one percent of the average total assets of the company. Please revise.

Response: We have revised to disclose related party transactions where the amount involved exceeded one percent of the average total assets of the Company.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 20

6.	We note that you have issued several convertible promissory notes. Please revise this section to disclose the number of shares of your common stock that you expect to be subject to any outstanding options, restricted stock units, or other warrants, rights, or convertible securities, or tell us why you believe such disclosure is not material. Refer to Item 201(a)(2) of Regulation S-K.

Response: We have revised this section to disclose the number of shares of our common stock that we expect to be subject to any outstanding options, restricted stock units, other warrants, rights, or subject to any outstanding options, restricted stock units, or other warrants, rights, or convertible securities.

Item 10. Recent Sales of Unregistered Securities, page 21

7.	For each transaction involving the sale of unregistered securities please name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Response: We have revised to name the persons or class of persons to whom securities were sold for each transaction involving the sale of unregistered securities.

Item 15. Financial Statements and Exhibits

8.	It appears that the following documents should be filed as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K:
•	Convertible promissory notes;
•	Investor Stock Subscriptions agreement with PTS, Inc.;
•	Stock Purchase Agreement with First Medical Solutions, Inc.;
•	Purchase Agreement with EMRgence, LLC; and
•	List of subsidiaries.

Response: We have filed the necessary documents as exhibits to the registration statement.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

By:	/s/ John X. Adiletta
Chief Executive Officer
EMR Technology Solutions, Inc.
90 Washington Valley Road
Bedminster, NJ 07921